EXHIBIT F


                    TERMINATION AND STANDSTILL AGREEMENT

          TERMINATION AND STANDSTILL AGREEMENT, dated as of May 29, 2000 (this "Agreement"), by and between Baan Company N.V., a corporation organized under the laws of the Netherlands (together with its successors, "Baan") and Fletcher International Limited, a company organized under the laws of the Cayman Islands (together with its successors, "Fletcher").

                               W H E R E A S
                               - - - - - - -

          Baan and Fletcher entered into a Share Rights Agreement, dated as of December 31, 1998 and amended that Share Rights Agreement as of November 24, 1999 (as so amended, the "Share Rights Agreement").

          Baan has announced publicly that it is exploring its strategic alternatives, which may include a sale of Baan.

          Baan and Fletcher wish to suspend the exercise of Fletcher Rights and Baan Rights under the Share Rights Agreement while Baan explores its strategic options.

          Baan and Fletcher wish to terminate the Share Rights Agreement, together with all rights and duties thereunder, if certain conditions set forth herein are satisfied.

          NOW THEREFORE, in consideration of the mutual promises hereunder and for other good and lawful consideration, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

          1. Certain definitions. As used herein, the following terms shall have the following respective meanings, and all capitalized terms used herein which are not otherwise defined shall have the meaning assigned thereto in the Share Rights Agreement:

          "Affiliate" means, with respect to a person or entity, a person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with that person or entity. "Control" means, for purposes of this definition, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise.

          "Boards" means the Supervisory Board and Management Board of
Baan.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended.

          "Transaction" means any transaction or series of transactions in which (i) a party or group acting in concert, other than Fletcher or any of its Affiliates, purchases or otherwise acquires more than 50% of the then outstanding Common Shares, or (ii) all or substantially all of the assets of Baan are sold, leased or otherwise transferred to one or more parties other than Fletcher or any of its Affiliates or (iii) Baan is merged with and/or into another entity in which the shareholders of Baan as of the date hereof do not hold more than 50% of the voting power of the resulting entity.

          2.  Representations and warranties.
              ------------------------------

               2.1 Fletcher represents and warrants that, as of the date hereof, under the Share Rights Agreement, (i) Fletcher holds $16,623,392.48 of Additional Investor Rights (the "Outstanding Rights") (which represent Baan Rights for which a Rights Closing occurred under Section 1.d of the Share Rights Agreement and for which no Additional Investment Notice for exercises into Common Shares has been delivered) and $175.0 million of Fletcher Rights; (ii) Baan holds $40.0 million of Baan Rights which, unless exercised prior to June 30, 2000, will become Fletcher Rights in accordance with the terms of the Share Rights Agreement; (iii) other than as set forth in clauses (i) and (ii) of this sentence, neither Fletcher nor any of its Affiliates has any right or option to acquire (1) Common Shares or (2) any security exercisable for, or convertible into Common Shares and (iv) neither the Share Rights Agreement nor any of the rights or interests thereunder have been assigned to any party aside from the lien (the "Lehman Lien") granted to Lehman Brothers Finance S.A. ("Lehman") pursuant to the Collateral Assignment Agreement dated as of December 3, 1999 between Fletcher and Lehman.

               2.2 Fletcher represents and warrants that, as of the date hereof, Fletcher and its Affiliates beneficially own (for purposes of Rule 13d-3 under the Exchange Act), in the aggregate, 8,121,236 Common Shares (the "Fletcher Shares"). The Fletcher Shares are owned free and clear of any security interest, pledge, claim, lien, encumbrance or adverse interest of any nature (collectively "Liens") aside from the Lehman Lien. Upon any transfer of the Fletcher Shares contemplated by Section 4.1 hereof, the transferee will receive good and valid title to the Fletcher Shares, free and clear of any Liens. Fletcher and its Affiliates have full legal power, authority and right to vote (and to grant any consents for) all Fletcher Shares without the consent or approval of, or any other action on the part of, any other person or entity. Prior to the Expiration Date (as defined in Section 3.1 hereof), Fletcher shall not commit any act that could restrict or otherwise affect such legal power, authority and right to vote the Fletcher Shares.

               2.3 Each of Baan and Fletcher represents to each other that
(i) it has full legal power, authority and right to execute and deliver, and to perform the obligations under, this Agreement; (ii) this Agreement has been duly authorized, executed and delivered by such party and constitutes a valid and binding agreement of such party enforceable against such party in accordance with its terms, subject to (x) bankruptcy, insolvency, moratorium and other similar laws now or hereinafter in effect relating to or affecting creditors' rights generally and (y) general principles of equity (regardless of whether considered in a proceeding at law or in equity).

          3.   Covenants.
               ---------

               3.1 From the date hereof until the earlier of (i) December 31, 2000 or (ii) the date that Baan publicly announces it is no longer pursuing strategic alternatives involving a sale or other disposition of Baan and no other person shall have publicly announced that a proposed Transaction is pending (such earlier date, the "Expiration Date"), Fletcher shall not, and shall cause its Affiliates not to:

                    (a) Exercise any Fletcher Rights (including, without limitation, any Fletcher Rights exercisable under Section 1.e of the Share Rights Agreement) or give any Fletcher Notices;

                    (b) Exercise any Additional Investor Rights or give any Additional Investment Notices;

                    (c) Exercise any of its rights or give any notices under the Share Rights Agreement (including, without limitation, Section 3.B.c, 6 or 7 of the Share Rights Agreement);

                    (d) Other than in respect of the issuance to Fletcher of the Fletcher Shares as described in Section 3.6 hereof, require Baan to comply with any representation, warranty or covenant of the Share Rights Agreement or assert the existence of a breach on the part of Baan of any representation, warranty or covenant under the Share Rights Agreement;

                    (e) Otherwise acquire any additional Common Shares under the Share Rights Agreement or otherwise;

                    (f) Purchase or sell, directly or indirectly, any security issued by Baan except as provided in this Agreement; provided that Fletcher and its Affiliates may engage in one or more Hedging Transactions so long as neither Fletcher, any of Fletcher's Affiliates nor any counterparty to such Hedging Transaction is obligated directly or indirectly, to purchase, sell or deliver any security issued by Baan under such Hedging Transaction to any person or entity. "Hedging Transaction" includes any transaction, stock appreciation or depreciation right, swap, collar, floor, cap, hedging arrangement or other contract or arrangement whose value is determined in whole or in part by reference to the value of any security issued by Baan;

                    (g) Directly or indirectly negotiate or engage in discussions with, or facilitate, encourage or solicit any party to enter into or commence any Transaction without the prior written consent of Baan; or

                    (h) Assign or otherwise transfer (or agree to assign or otherwise transfer) the Share Rights Agreement (or any right or interest thereunder) or directly or indirectly negotiate or engage in discussions with any party to do any of the foregoing without the prior written consent of Baan.

               3.2 From the date hereof until the Expiration Date, except as permitted under Section 4.1, (i) other than the Lehman Lien, Fletcher shall not, and shall cause its Affiliates not to, directly or indirectly sell, assign, tender, pledge, encumber, mortgage, hypothecate, transfer, make any distributions of, or otherwise dispose of (collectively, "Transfer") or enter into any agreement or series of agreements to Transfer any Fletcher Shares and (ii) Fletcher shall not, and shall cause its Affiliates not to, enter into any hedging or other transaction that is designed to or reasonably expected to lead to or result in a Transfer of the Fletcher Shares, even if such Fletcher Shares would be disposed of by someone other than Fletcher or one of its Affiliates, which transactions would include, without limitation, any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any Fletcher Shares or with respect to any other security issued by Baan. This Section 3.2 shall not apply to a Transfer if such Transfer is in accordance with the terms of a Transaction that has been recommended by the Boards.

               3.3 From the date hereof until the Expiration Date, to the extent Fletcher or any of its Affiliates beneficially owns any Fletcher Shares, Fletcher shall, and shall cause its Affiliates and the holder of record of any Fletcher Shares on any applicable record date to, from time to time, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of Baan, however called, or in connection with any written consent of the holders of Common Shares, (a) if a meeting is held, appear at such meeting or otherwise cause the Fletcher Shares to be counted as present thereat for purposes of establishing a quorum, and (b) vote or consent (or cause to be voted or consented), in person or by proxy, all Fletcher Shares that are beneficially owned or held of record by Fletcher or any of its Affiliates or as to which Fletcher or any of its Affiliates has, directly or indirectly, the right to vote or direct the voting, in favor of the approval and adoption of any matter (including, without limitation, the consummation of any Transaction and the approval and adoption of any agreements or transactions related thereto) approved or recommended by the Boards and any action required in furtherance thereof (and against any matter not approved or recommended by the Boards).

               3.4 From the date hereof until the Expiration Date, Baan shall not:

                    (a) Exercise any Baan Rights;

                    (b) Exercise any of its rights or give any notices under the Share Rights Agreement;

                    (c) Other than in respect of the issuance to Fletcher of the Fletcher Shares as described in Section 3.6 hereof, require Fletcher to comply with any representation warranty or covenant of the Share Rights Agreement or assert the existence of a breach on the part of Fletcher of any representation, warranty or covenant under the Share Rights Agreement other than under Sections 8 and 8.A of the Share Rights Agreement.

               3.5 Fletcher shall use reasonable commercial efforts to release the Fletcher Shares from the Lehman Lien as soon as is practicable (but in no event later than the third business day after the date of this Agreement).

               3.6 On or prior to May 30, 2000, in accordance with the terms of the Share Rights Agreement, Baan shall have issued 8,121,233 Common Shares to Fletcher upon exercise of Additional Investor Rights by Fletcher on May 24, 2000.

          4.  Share Purchase.
              --------------

               4.1 If Baan enters into, agrees to, or publicly announces any Transaction in which the total consideration to be received per share is greater than U.S.$2.00 (or if such consideration is in Euros, the Dollar Equivalent of the per share Euro price determined as of the close of business on the business day immediately preceding the earlier of the date such Transaction is entered into, agreed or announced publicly) payable solely in cash, on or prior to May 31, 2000 and the Boards have approved or recommended such Transaction (a "Recommended Transaction"), Baan (or its assignee under Section 4.3, which may be one or more of the other parties to a Transaction agreement) shall purchase from Fletcher and its Affiliates, and Fletcher and its Affiliates shall sell to Baan (or its assignee under Section 4.3, which may be one or more of the other parties to a Transaction agreement), the Fletcher Shares owned by them on the date hereof at the same price per Common Share as that payable in such Recommended Transaction. The closing of any purchase under this Section 4.1 shall occur at 11:00 am on the later of (x) May 31, 2000 or (y) the date the Lehman Lien is extinguished, at the offices of Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York or at such other time and place as the parties may agree. At such closing, Fletcher shall, and shall cause its Affiliates to, deliver to Baan (or its assignee under Section 4.3, which may be one or more of the other parties to a Transaction agreement) the Fletcher Shares being purchased under this
Section 4.1, duly endorsed for transfer and accompanied by all requisite transfer taxes, if any, and such Shares shall be free and clear of any Liens. Payment for the Fletcher Shares shall be made on the closing date in cash by wire-transfer of immediately-available funds in U.S. dollars to a bank account designated to Baan by Fletcher in writing (or if no such account is designated, by delivery of a bank check to Fletcher), against delivery of the Fletcher Shares. If the purchase price for the Recommended Transaction is in Euros, then the purchase price per Fletcher Share under this Section 4.1 shall be the Dollar Equivalent of the Euro price per share determined as of the close of business on the business day immediately preceding the closing of any purchase under this Section 4.1.

               4.2 At the closing of a purchase under Section 4.1 hereof, the following actions shall be performed:

                    (a) For registered Common Shares ("aandelen op naam") being purchased, Fletcher and the purchaser shall execute a deed of transfer of those Common Shares, and Baan shall acknowledge the transfer of those Common Shares; and

                    (b) For Common Shares in bearer form
("toonderaandelen") being purchased, Fletcher and the purchaser shall instruct its bank(s) to transfer those Common Shares to the account designated by the purchaser in writing to Fletcher.

                    (c) The parties to the transaction shall execute such additional documents as are otherwise necessary or appropriate.

               4.3 Baan shall have the right to assign its rights and delegate its obligations under this Section 4 to an acquiror in a Recommended Transaction (or an Affiliate thereof) without the consent of Fletcher; provided, that any acquiror to which such rights are assigned shall expressly assume in writing the obligations under this Agreement. No assignment by Baan shall relieve it of any of its obligations under this
Section 4 if such assignee shall fail to perform such obligations.

               4.4 For purposes of this Section 4:

                    (a) "Dollar Equivalent" means, at any time, as to any amount denominated in Euros, the equivalent amount in U.S. dollars at such time on the basis of the Spot Rate for the purchase of U.S. dollars with such Euros; and

                    (b) "Spot Rate" means with respect to any applicable currency, at any date of determination thereof, the spot rate of exchange for such date in London that appears on the display page applicable to such currency on the Telerate System Incorporated Service (or such other page as may replace such page on such service for the purpose of displaying the spot rate of exchange in London); provided, however, that if there shall at any time no longer exist such a page or a relevant spot rate is not shown on such service, the spot rate of exchange shall be determined by reference to another similar rate publishing service mutually agreeable to the parties.

          5. Termination of the Share Rights Agreement upon completion of the Transaction. If a Transaction is completed or consummated on or prior to the Expiration Date:

               5.1 Baan (or, at Baan's option, an acquiror in the Transaction or Affiliate thereof) shall, on the date the Transaction is completed, pay to Fletcher the sum of (i) U.S.$10,000,000, plus (ii) U.S.$16,623,392.48 plus (iii) interest on U.S.$16,623,392.48 calculated from (and including) the date hereof until (but not including) the date of payment and based on an annual interest rate equal to 8.5%, in cash by wire transfer of immediately-available funds to a bank account designated to Baan by Fletcher in writing (or if no such account is designated, by delivery of a bank check to Fletcher); and

               5.2 Effective as of the date the payment under Section 5.1 hereof is made:

                    (a) The Share Rights Agreement shall be terminated;

                    (b) The Share Rights Agreement and all Rights granted thereunder shall be null and void and of no further force or effect, and neither Baan nor Fletcher shall have any further rights, obligations or liabilities whatsoever under the Share Rights Agreement; and

                    (c) Baan shall release and discharge Fletcher, and Fletcher shall release and discharge Baan, fully and finally from all actions, causes of action, claims, damages, expenses, losses, liabilities or obligations, at law or in equity, known or unknown, choate or inchoate for any breach or alleged breach of the Share Rights Agreement.

           6.  Miscellaneous.
               -------------

               6.1 THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN THAT STATE. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY AGREES THAT ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE SHARES OR ANY AGREEMENTS OR TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES OF AMERICA FOR THE SOUTHERN DISTRICT OF NEW YORK AND HEREBY EXPRESSLY SUBMITS TO THE PERSONAL JURISDICTION AND VENUE OF SUCH COURTS FOR THE PURPOSES THEREOF AND EXPRESSLY WAIVES ANY CLAIM OF IMPROPER VENUE AND ANY CLAIM THAT SUCH COURTS ARE AN INCONVENIENT FORUM. EACH PARTY HEREBY IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO ITS ADDRESS SET FORTH IN THE SHARE RIGHTS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 10 DAYS AFTER SUCH MAILING.

               6.2 The parties to this Agreement shall take all actions reasonably necessary to cause the transactions contemplated by this Agreement to be completed in accordance with the terms of this Agreement.

               6.3 This Agreement constitutes the entire agreement of the parties to it and supersedes all prior agreements and understandings, both written and oral, with respect to its subject matter.

               6.4 Except as provided in Section 4.3 hereof, this Agreement may not be assigned by either party in whole or in part to any party that is not an Affiliate of the assigning party except with the prior written consent of the other party. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal successors and permitted assigns.

               6.5 It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of the terms and provisions of this Agreement, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

               6.6 If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement, and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

               6.7 No provision of this Agreement may be amended or modified except by written instrument executed by the parties hereto. No provision of this Agreement may be waived except by the party to entitled to performance thereof. The parties acknowledge that Baan will agree with any party who is assigned Baan's rights under Section 4 that this Agreement cannot be modified or amended or any of Baan's rights hereunder waived or released, without the consent of such party.

               6.8 Except as provided for herein, this Agreement shall not be deemed to confer any additional rights to Fletcher or Baan under the Share Rights Agreement.

               6.9 If, after the date hereof, Fletcher or any of its Affiliates acquires or becomes the beneficial owner of any additional Common Shares (any such shares are called "Additional Shares"), including, without limitation, upon exercise of any option, warrant or right to acquire shares of Common Shares or through any stock dividend or stock split, the provisions of this Agreement applicable to the Fletcher Shares (other than Section 4 hereof) shall be applicable to such Additional Shares as if such Additional Shares had been Fletcher Shares as of the date hereof. The provisions of the immediately preceding sentence shall be effective with respect to Additional Shares without action by any person or entity immediately upon the acquisition by Fletcher or any of its Affiliates of beneficial ownership of such Additional Shares.

               6.10 Notwithstanding any other provision, representation or agreement contained herein, Baan (i) acknowledges that Fletcher currently has short or hedging positions for a number of Common Shares (or any equivalent thereof that is traded in the United States) not in excess of that number of Common Shares it beneficially owns as represented in Section
2.2 hereof; and (ii) agrees that Fletcher may acquire additional Common Shares (or any equivalent thereof that is traded in the United States) sufficient to close out such current short or hedging positions without such Common Shares (or any equivalent thereof that is traded in the United States) becoming subject to the restrictions and agreements contained herein. Fletcher agrees that it will not close out such short or hedging positions in a manner that is intended to change or influence the control of Baan.

               6.11 This Agreement may be executed in one or more counterparts, each of which shall be deemed to be the same instrument.

          IN WITNESS WHEREOF the parties hereto have duly executed and delivered this Agreement as of the date first written above.

                               BAAN COMPANY N.V.


                               By:  /s/ Pierre J. Everaert
                                  ---------------------------------
                                  Name:  Pierre J. Everaert
                                  Title: Interim CEO


                               FLETCHER INTERNATIONAL LIMITED

                               By:  its duly authorized investment advisor,
                                    Fletcher Asset Management, Inc.

                               By:  /s/ Kell B. Benson
                                  ---------------------------------
                                  Name:  Kell B. Benson
                                  Title: Vice-Chairman
                                         Fletcher Asset Management, Inc.